Exhibit 12.1

Bottomline Technologies (de), Inc.

Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges

In Thousands

	Three Months Ended September 30, 2012	Fiscal Year Ended
		June 30, 2012	June 30, 2011	June 30, 2010	June 30, 2009	June 30, 2008
Earnings (1):
(a) Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(128)	7,301	10,426	6,508	(11,475)	(4,797)
(b) Fixed Charges (see below)	396	1,640	1,348	1,268	1,382	1,192
(c) Amortization of capitalized interest	—	—	—	—	—	—
(d) Distributed income of equity investees	—	—	—	—	—	—
(e) Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—
(f) Interest capitalized,	—	—	—	—	—	—
(g) Preference security dividend requirements of consolidated subsidiaries, and	—	—	—	—	—	—
(h) Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.	—	—	—	—	—	—
Total.	268	8,941	11,774	7,776	(10,093)	(3,605)

Fixed charges (2):
(a) Interest expensed and capitalized	1	23	79	74	106	36
(b) Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
(c) Interest portion of rental expense	395	1,617	1,269	1,194	1,276	1,156
Total.	396	1,640	1,348	1,268	1,382	1,192
Ratio of Earnings to Fixed Charges.	0.7x	5.5x	8.7x	6.1x	n/a	n/a

(1)	For purposes of calculating the ratios above, earnings consist of income (loss) before provision for (benefit from) income taxes plus fixed charges.

(2)	Fixed charges include interest expense and the interest portion of rental expense which is deemed to be representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense. The dollar amount of the deficiency in earnings available for fixed charges for a one-to-one ratio for the fiscal years ended June 30, 2009 and 2008 was $11.5 million and $4.8 million, respectively.